Exhibit (a)(5)(2)

Synopsys Proposed Acquisition of

inSilicon

Synopsys Questions and Answers

The purpose of this document is to provide answers to questions that may be expected regarding the proposed transaction. This document is for internal use only. Only designated spokespersons are authorized to respond to press and analyst inquiries.

inSilicon

Press/media inquiries: contact Barry Hoberman, (408) 570-1080
Financial analyst inquiries: contact Teresa Thuruthiyil, FD Morgen-Walke, (415) 296-7383
PR/Press contact is Gervais Fong (408) 570-1650

Synopsys

Press/media inquiries: contact Yvette Huygen (650-584-4547)
Financial analyst inquiries: contact Minaxi Patel (650-584-1201)
Synopsys’ designated spokespersons are: John Chilton (650-584-4890), Phil Dworsky (650-584-4408, 415-902-8900 (mobile))
PR contact is Jodi Warner, vice president at Edelman Worldwide PR, at (650) 429-2752 or Darren Ballegeer (650) 429-2735

Company	Contact	Who	Phone Number	Cell Phone
Synopsys	Press Contact	Yvette Huygen	650-584-4547	650-533-9838

	Investor Contact	Minaxi Patel Brad Henske	650-584-1201 650-584-4744

	PR Contact	Jodi Warner, Edelman PR Darren Ballegeer, Edelman, PR	650-429-2752 (650) 429-2735	312-909-9112

Synopsys	Designated Spokespersons	John Chilton Phil Dworsky	650-584-4890 650-584-4408	408 828 9911 415-902-8900

/////////////////	///////////////////////////////////////	/////////////////////////////	///////////////////////	/////////////////////

inSilicon	PR/Press Contact	Gervais Fong	408-570-1650	408-858-4508

	Investor Contact	Teresa Thuruthiyil	(415) 296-7383	415-577-9222

inSilicon	Designated Spokesperson	Barry Hoberman	408-570-1080	408-858-3330

Key Statements for designated spokespersons

1)	Synopsys has signed a definitive agreement to acquire inSilicon

2)	Acquisition expands Synopsys IP portfolio with inSilicon’s complementary connectivity IP

3)	The addition of this IP helps us better serve the growing need for IP

a.	Broadly adopted by more than 500 customers in more than 700 designs

b.	Preserving pay-per-use business model

c.	More than 50 world-class analog and digital designers joining the Synopsys IP team

d.	The deal achieves operational efficiencies, economies of scale needed to help meet the needs of customers

—	This is necessary to succeed in standards-based IP.

Responses to Inquiries:

•	Synopsys and inSilicon have signed a definitive agreement for Synopsys to acquire all outstanding shares of inSilicon in a cash deal at $4.05 per share, or approximately $64 million.

•	The acquisition provides Synopsys with a strong portfolio of connectivity IP and mixed signal technology; the inSilicon and Synopsys standards-based IP portfolios are complementary

•	The acquisition combines an industry-leading analog and digital IP design team with Synopsys’ leading team of IP experts

•	Designers of multi-million gate ICs require the availability of high quality IP

o	This acquisition ensures that designers will be able to get the best IP solution possible

o	The acquisition will enable the economies of scale that are required to meet the needs of customers and to be successful in the competitive standards-based IP space

o	Combines Synopsys’ dedicated sales channels and ability to invest in new IP with inSilicon’s industry-leading IP portfolio

Why this deal is being done?

1.  QUESTION:    Why is Synopsys Acquiring inSilicon?

The acquisition provides Synopsys with a complementary portfolio of digital and analog standards-based connectivity IP. It also brings more than 50 experienced digital and analog IP designers to Synopsys’ expert IP engineering team. These additions will enable Synopsys to better serve the growing demand for IP and will help ensure that designers have access to the best IP solution(s) possible.

2.  QUESTION:    Why is this great for chip designers?

This acquisition will increase the availability of the high-quality IP that designers need to complete multi-million gate designs.

What is the deal?

3.  QUESTION:    What are the terms of the acquisition?

Synopsys is buying all outstanding shares of inSilicon stock for $4.05 per share. The value of the deal is approximately $64 million.

4.  QUESTION:    Is this a merger or an acquisition?

The transaction is structured as a cash tender offer, to be followed by a merger in order to purchase any untendered shares for the same price paid to the tendering stockholders of inSilicon. From a strategic perspective, this is an acquisition of inSilicon in the sense that inSilicon will be absorbed and integrated into Synopsys and the current directors of inSilicon will not have a continuing role following the completion of the transaction.

5.  QUESTION:    When is the acquisition expected to close?

Subject to regulatory approvals, we believe that the transaction will close during Synopsys’ fourth fiscal quarter, which ends on October 31, 2002.

6.  QUESTION:    Which company first approached the other with an interest in discussing the possibility of an acquisition?

The background of the transaction will be disclosed in our SEC filings.

7.  QUESTION:    What kinds of regulatory approvals are needed to close?

We will be filing an HSR notice with the US antitrust authorities, as well as a merger notification in certain foreign countries. There is an initial 15-day waiting period for the filing made with the US antitrust authorities.

8.  QUESTION:     Do you anticipate any delays at the FTC or with foreign antitrust authorities?

Synopsys and inSilicon believe the acquisition has significant benefits for customers and promotes competition, and will work with the antitrust authorities to respond to any questions they may have.

9.  QUESTION:    How comfortable is management in getting the majority of shareholders necessary to approve the transaction?

Phoenix Technologies, the majority shareholder of inSilicon, has already agreed to tender its shares in the acquisition.

10.  QUESTION:    Are there any conditions under which the deal could or would fall through?

In addition to regulatory approvals, the agreement contains typical closing conditions, such as that there be no governmental litigation or injunctions against the deal, the continued truth and accuracy of inSilicon’s representations and warranties and the condition that no material adverse effect on inSilicon’s business occur before closing. The entire merger agreement, together with the tender agreements from Phoenix Technologies and the inSilicon directors and executive officers, will be filed with the SEC as promptly as practicable.

11.  QUESTION:    Over the course of the closing period, what happens if inSilicon receives another takeover proposal?

The merger agreement between the two parties, which will be publicly filed with the SEC, contains provisions regarding inSilicon’s Board’s ability to consider an alternative transaction.

12.  QUESTION:    How will the acquisition impact Synopsys revenue and earnings? Over what time line?

Any questions related to revenue or earnings impact, contact Brad Henske. See contact info on page 2.

13.  QUESTION:    How big is the IP business overall to Synopsys?

Synopsys’ revenues from its IP and Systems group totaled approximately $83.5 million last year, or about 12% of total revenues.

14.  QUESTION:    How strategic is this acquisition to Synopsys?

IP has been a fundamental part of Synopsys’ portfolio since the early days of DesignWare in the early 1990s. As designs become more complex, IP becomes an even more important element in the design process. Understanding this, IP is an important part of Synopsys’ overall strategy to enable more complex design with less effort.

15.  QUESTION:    Did Synopsys consider any other acquisitions in this area?

We don’t discuss other potential acquisitions.

16.  QUESTION:    Synopsys just completed the acquisition of Avant!. Why is Synopsys doing another acquisition so quickly on the heels of the Avant! acquisition?

The IP business is a different product line at Synopsys and is largely unaffected by the Avant! acquisition.

17.  QUESTION:    Will there be layoffs at inSilicon after the deal? How many employees?

Following the closing, we will review our facilities, operational and engineering needs to determine if any operational efficiencies can be achieved.

18.  QUESTION:    What will happen to outstanding inSilicon options?

At the closing, inSilicon options which are “in the money” (based on the $4.05 per share price) will be assumed by Synopsys and the remainder will be accelerated, requiring the options to either be exercised or cancelled. In addition, prior to the closing, inSilicon will make a final sale of shares under its employee stock purchase plan, after which the inSilicon ESPP will terminate.

Market response

19.  QUESTION:    Will you change the Synopsys IP business model? How?

The acquisition will not affect the business model for the DesignWare IP Library. It will complement it by introducing a “pay-per-use” business model for high value connectivity solutions IP.

Products

20.  QUESTION:    What is Synopsys gaining from inSilicon?

Synopsys is gaining a portfolio of standards-based connectivity IP (USB1.0, USB2.0 core + Mixed Signal PHY, PCI, PCI-X, Ethernet, 1394, JPEG 2000, etc) and a team of more than 50 world-class digital and mixed signal IP designers. The inSilicon design team has a proven track record, and their designs have attracted more than 500 customers and over 700 design wins. As a result of the acquisition, Synopsys will be able to offer its customers a more comprehensive selection of connectivity IP products, among other things.

21.  QUESTION:    Will there be any change to the DesignWare team and its current product direction?

The DesignWare IP library is very successful and there are no plans to change the DesignWare team or current product direction.

22.  QUESTION:    What will happen to inSilicon IP? Will it be merged into DesignWare?

We currently expect to maintain inSilicon’s current business model of selling the connectivity Solutions IP on a “pay-per-use” basis and will not merge it into the DesignWare IP library. There could be some instances where it makes sense to move the IP from a “pay-per-use” model into the DesignWare IP library and we will consider this on a case-by-case basis.

Customers & Sales

23.  QUESTION:    Is there any overlap between the Synopsys and inSilicon customer base?

Almost all inSilicon customers are also customers of Synopsys. Since the DesignWare IP library is complementary to the inSilicon IP, the acquisition will allow us to provide our customers with expanded silicon intellectual property offerings.

24.  QUESTION:    Whom should customers talk to about the deal?

Customers can talk to their local sales representative or a designated spokesperson listed on page 2.

25.  QUESTION:    [Customer question] Will Synopsys assume customers contracts with inSilicon at the time of the close?

inSilicon’s license agreements will remain in effect after the completion of the acquisition, and will be honored, as was the case after Synopsys acquired EPIC, ViewLogic and Avant!.

Organization

26.  QUESTION:    Will inSilicon be managed as a separate division or will it be integrated in with other divisions? If integrated, into what division?

We will have further information about integration matters following the closing.

Other

27.  QUESTION:    Who can outside callers talk to at inSilicon?

Press and investors should speak to the designated spokespersons, listed on page 2.

28.  QUESTION:    Who is responsible for the acquisition integration?

John Chilton, Senior VP and General Manager of our IP and Systems Business Unit

29.  QUESTION:    Will the facilities be merged? What is happening to inSilicon infrastructure, such as owned buildings and rented office space.

There will be some consolidation of offices after the acquisition. We are reviewing our Bay Area facilities strategy and will consider the commutes of our employees and the benefits of having development teams working side by side in any consolidation plan.

30.  QUESTION:    Will Synopsys continue to sell inSilicon IP through distributors?

We will evaluate the sales channel, as we get closer to the close of the deal.

31.  QUESTION:    Will you continue to support non-Synopsys synthesis and other tools that the inSilicon IP currently supports?

Absolutely. In addition, existing Synopsys IP supports many industry-leading tools that are not from Synopsys.